EXHIBIT 99.1

Press Release Dated May 1, 2012, Suncor Energy shareholders approve all resolutions at Annual General Meeting

News Release

FOR IMMEDIATE RELEASE

Suncor Energy shareholders approve all resolutions at Annual General Meeting

Calgary, Alberta (May 1, 2012) – Suncor Energy held its Annual General Meeting of Shareholders in Calgary today. A total of approximately 1.055 billion shares (approximately 67.5 % of outstanding common shares) were represented in person or by proxy.

During the regular business proceedings at the meeting, shareholders approved the following resolutions:

1.            The appointment of 12 board members (11 of whom are independent), with shares represented at the meeting voting in favour of individual directors as follows:

Mel E. Benson	97.63%
Dominic D’Alessandro	99.31%
John T. Ferguson	99.23%
W. Douglas Ford	97.45%
Paul Haseldonckx	99.34%
John R. Huff	97.66%
Jacques Lamarre	97.87%
Maureen McCaw	97.74%
Michael W. O’Brien	99.30%
James W. Simpson	97.71%
Eira M. Thomas	99.47%
Steven W. Williams	99.49%

2.            The appointment of PricewaterhouseCoopers LLP as Suncor’s auditors.

3.            Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular, with 93.58 % of shares represented at the meeting voting in favour of the advisory resolution.

Note: The biographies of Board members and further details about Suncor’s corporate governance practices are available on www.suncor.com.

The text of remarks by Rick George, outgoing chief executive officer, Steve Williams, president and chief executive officer and Bart Demosky, chief financial officer are available in the newsroom section of www.suncor.com. An archive of the video webcast of the meeting will be available for the next 90 days at www.suncor.com/webcasts.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 www.suncor.com

For more information about Suncor Energy please visit our web site at www.suncor.com or follow us on Twitter @SuncorEnergy.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com